Filed by UBS Group AG and UBS AG
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: UBS AG
Registration No. 333-199011

12 November 2014

News Release

This announcement is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (the “EEA”) should not subscribe for or purchase any transferable securities referred to in this announcement except, in the case of the exchange offer during the initial acceptance period, on the basis of information contained in or incorporated by reference in the prospectus dated 30 September 2014 and any supplement thereto approved by the Central Bank of Ireland and published in connection with the public offering of UBS Group Shares in the initial acceptance period of the exchange offer (the “EU IAP Prospectus”), or, in the case of the separate public offering of UBS Group Shares in the additional acceptance period, on the basis of information contained in or incorporated by reference in the prospectus to be approved and published in due course in connection with such public offering of UBS Group Shares in the additional acceptance period (the “EU AAP Prospectus”), in each case in Ireland, and following passporting, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom (the EU IAP Prospectus and the EU AAP Prospectus, together with any supplements thereto, are each referred to as an “EU Prospectus”). Each relevant EU Prospectus in the English language is or, once published, will be available at www.ubs.com/exchangeoffer.

UBS sees strong support for its share-for-share exchange offer – reduces minimum acceptance condition and extends initial acceptance period

Zurich/Basel, 12 November 2014 – UBS and UBS Group announced today that based on a preliminary count, a total of 86.55% of UBS shares have been tendered into UBS Group AG’s share-for-share exchange offer. UBS Group AG has reduced the minimum acceptance condition to 66.67% and has extended the initial acceptance period of its share-for-share exchange offer to 20 November 2014.

On 29 September 2014, UBS Group AG, a wholly owned subsidiary of UBS, launched an exchange offer for all issued UBS shares and on 14 October 2014 the initial acceptance period started. Based on a preliminary count, a total of 3’327’585’789 UBS shares have been validly tendered into and not withdrawn from the exchange offer by the scheduled expiration time of the initial acceptance period on 11 November 2014. This represents 86.55% of the share capital and voting rights of UBS, calculated on the basis of a total of 3’844’510’827 issued UBS shares as of 11 November 2014.

Based on this preliminary count, UBS Group has reduced the minimum percentage of UBS shares that must be submitted for exchange (and not withdrawn) before the expiry of the initial acceptance period of the exchange offer from 90% to 66.67%. UBS Group is thus extending the initial acceptance period of the exchange offer in accordance with applicable requirements. The initial acceptance period (including withdrawal rights) will remain open until 20 November 2014, unless further extended.

The SIX Swiss Exchange has approved the listing and admission to trading of the UBS Group AG shares and the New York Stock Exchange has approved the listing of the UBS Group AG shares, subject to formal notice of issuance. Relevant authorities have granted most of the approvals, clearances or declarations of no objection that UBS Group AG has determined are required to complete the exchange offer, and UBS Group AG expects that it will obtain (or waive) remaining approvals during the extension period.

As previously announced, UBS expects to initiate the delisting of UBS shares from the SIX Swiss Exchange and the New York Stock Exchange as soon as practicable following completion of the exchange offer. Upon completion of the exchange offer, the market for UBS shares is expected to be significantly less liquid, and the value of UBS shares remaining publicly held may be lower or fluctuate more widely following completion of the exchange offer than previously.

Indicative timeline

The new indicative timeline for the exchange offer is as follows:

20 November 2014	Swiss tender deadline (4 p.m., Swiss time)*

20 November 2014	U.S. tender deadline (5 p.m., New York City time)*

21 November 2014	Expected announcement of preliminary interim results of the exchange offer*

26 November 2014	Expected announcement of definitive interim results of the exchange offer*

26 November 2014	Start of additional acceptance period of the exchange offer*

28 November 2014	Expected settlement date for UBS shares tendered during the initial acceptance period*

28 November 2014	UBS Group AG shares to be issued in the exchange offer expected to begin trading on the SIX and the NYSE*

10 December 2014	End of additional acceptance period of the offer (5 p.m., New York City time with Swiss tender deadline at 4 p.m., Swiss time); close of separate trading line on SIX for tendered UBS shares held in the SIS settlement system*

11 December 2014	Expected announcement of preliminary final results of the exchange offer*

16 December 2014	Expected announcement of definitive final results of the exchange offer*

18 December 2014	Expected settlement date for UBS shares tendered during the additional acceptance period*

*	Subject to further extension of the offer period

UBS AG and UBS Group AG

Investor contact
Switzerland:	+41-44-234 41 00

Media contact
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

www.ubs.com

Important Notice

The exchange offer described herein is addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer is made to the public in Switzerland and the United States, as well as in certain member states of the EEA (the “EEA Jurisdictions”). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of any of this announcement, the Swiss offer prospectus (which, in the case of investors in the EEA should be treated as an advertisement and not a prospectus for the purposes of the Prospectus Directive (as defined below)), any EU Prospectus, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document is sent for information purposes only. Separate documentation related to the exchange offer has been made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS Group AG (“UBS Group”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. UBS AG has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that UBS AG and UBS Group have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the initial acceptance period, or the separate offer to be made in the additional acceptance period pursuant to the AAP Prospectus in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the relevant EU Prospectus (from the time such EU Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer (or in the case of the separate offer to be made in the additional acceptance period pursuant to the AAP Prospectus, such offer) and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

No action has been taken in Belgium to permit a public exchange offer of the UBS Shares or the UBS Group Shares in accordance with the Belgian act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market (“Belgian Prospectus Act”) and the Belgian Act of 1 April 2007 on public takeover bids (“Belgian Takeover Bid Act”) and no UBS Group Shares may be offered or sold to persons in Belgium unless either such persons are qualified investors within the meaning of Article 10 of the Belgian Prospectus Act or one or more other exemptions available under Article 3 of the Belgian Prospectus Act or under Article 6, § 3 of the Belgian Takeover Bid Act apply.

The issue and distribution of this document is restricted by law and has not been approved by the Danish Financial Supervisory Authority. This document is being distributed and communicated to persons in Denmark only in circumstances where such distribution will not conflict with the provisions of the Danish Securities Trading Act and executive orders issued pursuant thereto as amended from time to time.

The securities described herein are not being offered or sold to any person in Denmark except in circumstances which will not result in an offer of securities to the public in Denmark within the meaning of Chapter 6 or 12 of the Danish Securities Trading Act and pursuant to an exemption from the obligation to publish a prospectus set out in the Danish Prospectus Executive Orders.

This document has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 2007. This document has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian FSA (finanstilsynet) nor the Norwegian Registry of Business Enterprises. The securities described herein have not been and will not be offered or sold to the public in Norway, and no offering or marketing materials relating to the interests may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in Norway. This document is for the recipient only and may not in any way be forwarded to any other person or to the public in Norway.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group (including the pending exchange offer to exchange shares of UBS AG for shares of such holding company), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on it, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013, updated information prepared in connection with the exchange offer included in UBS’s Report on Form 6-K filed with the SEC on 29 September 2014 and UBS’s Third Quarter 2014 Report on Form 6-K filed with the SEC on 28 October 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.